EXHIBIT (2)(h)

APS BY-LAWS AMENDMENT Eaton Vance Limited Duration Income Fund Amendment No. 7 to By-Laws – Statement Creating Five Series of Auction Preferred Shares November 17, 2008

     Pursuant to Article XIV of the By-laws of Eaton Vance Limited Duration Income Fund (the “Trust”), the Trustees hereby amend Section 1, Definitions of Article VII of said By-laws (constituting a Statement Creating Five Series of Auction Preferred Shares) as follows:

1. “Moody’s Eligible Asset,” subparagraph (i), is replaced with the following definition:

Moody’s Eligible Asset’’ means: Cash (including interest and dividends due on assets rated (A) Baa3 or higher by Moody’s or the equivalent by another Rating Agency if the payment date is within five (5) Business Days of the Valuation Date, (B) A2 or higher by Moody’s or the equivalent by another Rating Agency if the payment date is within thirty days of the Valuation Date, and (C) A1 or higher by Moody’s or the equivalent by another Rating Agency if the payment date is within the Moody’s Exposure Period) and receivables for Moody’s Eligible Assets sold if the receivable is due within ten (10) Business Days of the Valuation Date, and if the trades which generated such receivables are (A) settled through clearing house firms with respect to which the Trust has received prior written authorization from Moody’s or (B) (1) with counterparties having a Moody’s long-term debt rating of at least Baa3 or the equivalent by another Rating Agency or (2) with counterparties having a Moody’s Short Term Money Market Instrument rating of at least P-1or the equivalent by another Rating Agency;